FWS Retirement Services, LLC

Annual Audit Report

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FWS Retirement Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2400
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian V. Hasday **(415) 878-2310**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brian V. Hasday**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **FWS Retirement Services, LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Managing Director and CCO

Title

The staff of the Division of Trading and Markets of the Securities and Exchange Commission granted relief from the required notarization due to the difficulties arising from Covid-19

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section   240.17a-5(e)(3).*

FWS Retirement Services, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Members of
FWS Retirement Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FWS Retirement Services, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2011.
Walnut Creek, California

March 29, 2021

FWS Retirement Services, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash	$ 456,419
Referral fees receivable	599,465
Total Assets	$ 1,055,884
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 24,550
Total Liabilities	24,550
Members' Equity	
Class A, 2 units	860,210
Class B, 3 units	171,124
Total Members' Equity	1,031,334
Total Liabilities and Members' Equity	$ 1,055,884

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Statement of Income

For the Year Ended December 31, 2020

Revenue	
Referral fee income	$ 4,899,007
Total Revenue	4,899,007
Operating Expenses	
Professional fees	31,195
Regulatory fees	7,500
Other operating expenses	8,688
Total Expenses	47,383
Net Income	$ 4,851,624

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2020

	Class A Members	Class B Members	Total
January 1, 2020	$ 612,093	$ 258,183	$ 870,276
Contributions	-	6,139	6,139
Distributions	(3,493,219)	(1,203,486)	(4,696,705)
Net income	3,741,336	1,110,288	4,851,624
December 31, 2020	$ 860,210	$ 171,124	$ 1,031,334

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net income	$ 4,851,624
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Referral fees receivable	(137,781)
Increase (decrease) in:	
Accounts payable	8,800
Net Cash Provided by Operating Activities	4,722,643
Cash Flows from Financing Activities	
Member contributions	6,139
Member distributions	(4,696,705)
Net Cash Used by Financing Activities	(4,690,566)
Net Increase in Cash	32,077
Cash at beginning of year	424,342
Cash at End of Year	$ 456,419

The accompanying notes are an integral part of these financial statements.

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2020

1. **Organization**

   FWS Retirement Services, LLC (the "Company") was organized as a Delaware limited liability company on April 27, 2009. The Company was formed as an accommodating broker dealer to receive referral fees on the sales of retirement plan products and investment advisory services. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in November 2010.

2. **Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that were required to be recorded at fair value on a recurring basis.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2020.

   Referral Fees Receivable
   Referral fees receivable represents amounts that have been earned and are due from broker dealers and an investment advisory firm. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of referral fees receivable and a projected loss rate of receivables. Referral fees receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis of historical losses, no allowance was considered necessary as of December 31, 2020.

   Income Taxes
   The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2020

2. **Significant Accounting Policies** *(continued)*

Income Taxes *(continued)*

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Certain partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2020.

3. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Referral Fees

Referral fees are assigned to the Company and are calculated as a percentage of both member commissions from the placement of retirement plan products and member advisory fees from investment advisory services performed. The performance obligation is deemed fulfilled as of the underlying trade date and when advisory services are completed monthly and quarterly.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Typically, the Company receives payment from the customer in the month following the trade date or completion of investment advisory services. Therefore, a receivable is recognized since the performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers totaled $461,684 and $599,465 as of January 1, 2020 and December 31, 2020, respectively. There was no deferred revenue at January 1, 2020 and December 31, 2020. The Company does not incur any expenses to obtain or fulfill contracts with customers.

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2020

4. Member Interests

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class A member units and Class B member units, but shall have no right to create a class of units superior to the Class A units without written consent of a majority of the Class A members.

In accordance with the Agreement, the Class A members are allocated 100% of the gross revenue they generate plus 1% of the Class B members gross revenue. The Class B members are allocated 99% of the gross revenue they generate. Expenses are allocated based upon ownership percentage. The net pass through of income and expenses, as defined, shall be allocated annually to each member. During 2020, distributions of $3,493,219 to the class A members and $1,203,486 to the class B members were made in accordance with the Agreement.

5. Related Party Transactions

The Company has an Expense Sharing Agreement with Frenkel Benefits, LLC ("FB"), the Company's managing member and holder of class A units. FB pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate FB. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $431,869, which exceeded the requirement by $426,869.

7. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

At December 31, 2020, 98% of accounts receivable was due from three companies.

8. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

9. Subsequent Events

The Company has evaluated subsequent events through March 29, 2021 the date which the financial statements were issued.

SUPPLEMENTAL SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

FWS Retirement Services, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2020

Net Capital	
Total members' equity	$ 1,031,334
Less: Non-allowable assets	
Referral fees receivable	599,465
Total non-allowable assets	599,465
Net Capital	431,869
Net minimum capital requirement of 6 2/3% of aggregate	
indebtedness of $24,550 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 426,869

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)

Net Capital as reported in Company's	
Part II of form X-17A-5 as of December 31, 2020 as amended on March 9, 2021	$ 431,869
Decrease in members' equity	(108,101)
Decrease in non-allowable assets	108,101
Net Capital Per Above Computation	$ 431,869

FWS Retirement Services, LLC
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2020

The Company acts as an accomodating broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a fee as a result of such referrals. The Company does not accept customer funds or securities and did not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm did not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members
of FWS Retirement Services, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) FWS Retirement Services, LLC (the "Company") identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to act as an accommodation broker-dealer, especially making referrals in connection with the sale of mutual funds and variable annuity products, and receives a fee as a result of such referrals, and the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance on Footnote 74 of the SEC Release No. 34-70073 and in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 29, 2021

SEA Rule 15c3-3 Exemption Report

FWS Retirement Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) act as an accommodation broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a fee as a result of such referrals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FWS Retirement Services, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Brian V. Hasday
Managing Director & Chief Compliance Officer

March 25, 2021